UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 21

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 7,170,999 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,170,999 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 3 of 21

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 229,135 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 4 of 21

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 13,071,329 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,071,329 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 5 of 21

1.	Names of Reporting Persons. SR-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 1,647,742 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,742 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 6 of 21

1.	Names of Reporting Persons. Shannon Rowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 1,647,742 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,742 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 7 of 21

1.	Names of Reporting Persons. WK-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 879,877 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,877 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.6% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 8 of 21

1.	Names of Reporting Persons. William X. Kerber, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 1,348,175 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,348,175 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 9 of 21

1.	Names of Reporting Persons. Jeffrey D. York
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 1,370,391 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,391 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 10 of 21

1.	Names of Reporting Persons. ELK II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 40,093 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,093 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 11 of 21

1.	Names of Reporting Persons. SLY II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 40,093 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,093 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 12 of 21

1.	Names of Reporting Persons. Lenox Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 62,186 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,186 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

CUSIP No. 70432V102	Page 13 of 21

1.	Names of Reporting Persons. Robert J. Levenson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,306,604 (1)
	9.	Sole Dispositive Power 393,745 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,745 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,835,333 shares of Common Stock outstanding as of January 7, 2015, as disclosed in the Issuer’s prospectus dated January 14, 2015, which was filed by the Issuer with the SEC on January 15, 2015, and includes all shares of unvested restricted stock held by the Reporting Person.

This Amendment No. 1 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2014, (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of Common Stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On January 14, 2015, the Issuer and certain selling stockholders entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC, as representatives of the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the selling stockholders sold in the aggregate 6,422,750 shares of Common Stock, including 837,750 shares sold pursuant to the Underwriters’ over-allotment option to purchase additional shares. The shares were sold at the public offering price of $22.50 per share, less underwriting discounts and commissions of $1.35 per share. The sale of the shares of Common Stock pursuant to the Underwriting Agreement closed on January 21, 2015. In connection with this offering, Robert J. Levenson sold 64,000 shares of Common Stock, Lenox Capital Group, LLC sold 20,000 shares of Common Stock, SR-EGI, Inc. sold 200,000 shares of Common Stock, HB-EGI, Inc. sold 365,000 shares of Common Stock, the Estate of Richard E. Aiello sold 22,000 shares of Common Stock and Welsh, Carson, Anderson & Stowe X, L.P. and certain of its affiliates sold an aggregate of 5,751,750 shares of Common Stock. References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 99.3 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 23, 2015, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Ernest Group, Inc.	7,170,999		13.3%	0	40,306,604	(1)	7,170,999	(2)	0
The Ruby Group, Inc.	229,135		0.4%	0	40,306,604	(1)	229,135	(2)	0
Chad Richison	13,071,329	(3)	23.0%	0	40,306,604	(1)	13,071,329	(2)	0
SR-EGI, Inc.	1,647,742		3.1%	0	40,306,604	(1)	1,647,742	(2)	0
Shannon Rowe	1,647,742	(4)	3.1%	0	40,306,604	(1)	1,647,742	(2)	0
WK-EGI, Inc.	879,877		1.6%	0	40,306,604	(1)	879,877	(2)	0
William X. Kerber, III	1,348,175	(5)	2.5%	0	40,306,604	(1)	1,348,175	(2)	0
Jeffrey D. York	1,370,391	(6)	2.5%	0	40,306,604	(1)	1,370,391	(2)	0
ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093	(7)	0.1%	0	40,306,604	(1)	40,093	(2)	0
SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093	(7)	0.1%	0	40,306,604	(1)	40,093	(2)	0
Lenox Capital Group, LLC	62,186		0.1%	0	40,306,604	(1)	62,186	(2)	0
Robert J. Levenson	393,745	(7)(8)	0.7%	0	40,306,604	(1)	393,745	(2)	0

(1)	Consists of (a) 5,671,195 shares of Common Stock owned by Mr. Richison, including 2,974,915 shares of restricted stock, (b) 7,170,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 21,926,454 shares of Common Stock owned by Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”), (e) 117,710 shares of Common Stock owned by WCAS Management Corporation (“WCASM”), (f) 232,998 shares of Common Stock owned by WCAS Capital Partners, IV, L.P. (“WCAS Capital IV”), (g) 1,647,742 shares of Common Stock owned by SR-EGI, (h) 468,298 shares of Common Stock owned by Mr. Kerber, including 266,944 shares of restricted stock, (i) 879,877 shares of Common Stock owned by WK-EGI, (j) 1,370,391 shares of Common Stock owned by Mr. York, including 270,770 shares of restricted stock, (k) 251,373 shares of Common Stock owned by Mr. Levenson, (l) 40,093 shares of Common Stock owned by ELK Trust, (m) 40,093 shares of Common Stock owned by SLY Trust, (n) 62,186 shares of Common Stock owned by Lenox Capital and (o) 198,060 shares of Common Stock owned by the Estate of Richard Aiello. Given the terms of the Stockholders’ Agreement (defined herein), the parties thereto and their affiliates, including the Reporting Persons and the Estate of Richard Aiello, may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.
(2)	Includes all shares of unvested restricted stock held by the Reporting Person and excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Includes 2,974,915 shares of restricted stock, 7,170,999 shares of Common Stock owned by Ernest Group and 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by Ernest Group and The Ruby Group.
(4)	Represents shares of Common Stock owned by SR-EGI. Ms. Rowe is the sole director of SR-EGI and SR-EGI is wholly owned by Ms. Rowe and certain trusts for the benefit of Ms. Rowe’s children. Ms. Rowe may be deemed to beneficially own the shares of Common Stock owned by SR-EGI.
(5)	Includes 266,944 shares of restricted stock and 879,877 shares of Common Stock owned by WK-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber and certain trusts for the benefit of Mr. Kerber’s children. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI.
(6)	Includes 270,770 shares of restricted stock.
(7)	Mr. Levenson is the settlor of the ELK Trust and the SLY Trust and disclaims beneficial ownership of the shares held by these trusts. Neither the filing of this Schedule 13D nor anything herein shall be deemed an admission that Mr. Levenson is the beneficial owner of shares held by the ELK Trust and the SLY Trust.
(8)	Includes 40,093 shares of Common Stock owned by ELK Trust, 40,093 shares of Common Stock owned by SLY Trust and 62,186 shares of Common Stock owned by Lenox Capital. Mr. Levenson is the settlor of each of ELK Trust and SLY Trust and the managing member of Lenox Capital.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Lock-Up Agreements

Each of the Reporting Persons entered into lock-up agreements in connection with the secondary offering. Shares of Common Stock owned by each of the Reporting Persons are subject to lock-up agreements, pursuant to which, for a period of 90 days after the date of the final prospectus (subject to certain limited exceptions described below) the Reporting Persons cannot, directly or indirectly, without the prior written consent of Credit Suisse Securities (USA) LLC, (a) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for, or that represent the right to receive shares of, Common Stock (other than shares that were sold in the secondary offering), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (c) cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (d) publicly disclose the intention to do any of the foregoing.

Each of the lock-up agreements contains certain exceptions, including the disposition of shares of Common Stock purchased in open market transactions after the completion of the secondary offering, bona fide gifts, sales, transfers or other dispositions of shares of any class of Common Stock, including by will or intestacy, made exclusively between and among a Reporting Person and members of such Reporting Person’s family or certain other persons, and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 90-day lock-up period.

After the expiration of the 90-day lock-up period, shares of Common Stock subject to the lock-up agreements may be sold in the public market in the United States, subject to prior registration in the United States or in reliance upon an exemption from registration, including compliance with the volume restrictions of Rule 144 promulgated under the Securities Act of 1933, as amended. A copy of the form of lock-up agreement covering shares owned by each of the Reporting Persons is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Restricted Stock

During 2014, the Issuer reached a total enterprise value of $1.4 billion and 50% of the shares of restricted stock that were subject to performance-based vesting conditions vested effective as of December 1, 2014.

Registration Rights Agreement

On December 30, 2013, WCAS Paycom Holdings, Inc. (“WCAS Holdings”), WCAS X, WCASM, WCAS Capital IV, the Estate of Richard Aiello, Robert J. Levenson, Sue Ann Jordan, Chad Richison, Jeffrey D. York and certain entities affiliated with these individuals became parties to a registration rights agreement (the “Registration Rights Agreement”). The parties to the Registration Rights Agreement are entitled to certain rights with respect to registration of shares of our common stock under the Securities Act of 1933, as amended (the “Securities Act”). These shares are referred to as registrable securities. The holders of these registrable securities will possess the registration rights contained in the Registration Rights Agreement that are described in additional detail below.

Under the Registration Rights Agreement, upon the written request of the holders of a majority of the registrable securities owned by WCAS Holdings and its affiliates to register all or part of their registrable securities on a registration statement under the Securities Act, the Issuer will be obligated to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by the Issuer to all holders of such registration. The Issuer is required to effect no more than four registration statements on Form S-1, subject to certain exceptions, and an unlimited number of registration statements on Form S-3. The Issuer may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be materially harmful to its economic prospects, and it is not required to effect the filing of a registration statement within six months following the effective date of a previous registration of the registrable securities.

If the Issuer registers any of its securities for public sale, it will have to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by the Issuer to all holders of the proposed registration, subject to certain exceptions. However, this right does not apply to a registration statement on Form S-8 or S-4 or a demand registration. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

To the extent the Issuer is eligible to use a registration statement on Form S-3, the holders of a majority of the registrable securities owned by WCAS Holdings and its affiliates can request that it register all or a portion of their shares on a registration statement on Form S-3. The Issuer is required to use its best efforts to file one or more registration statements on Form S-3 upon the exercise of these rights, subject to certain exceptions.

The Issuer is required to pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions. The registration rights described above will terminate as to any stockholder at such time as the stockholder no longer holds shares of common stock.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

ERNEST GROUP, INC.

By: *
Name: Chad Richison Title: Director

THE RUBY GROUP, INC.

By: *
Name: Chad Richison Title: Director

CHAD RICHISON

*

SR-EGI, INC.

By: *
Name: Shannon Rowe Title: Director

SHANNON ROWE

*

WK-EGI, INC.

By: *
Name: William X. Kerber, III Title: Director

WILLIAM X. KERBER, III

*

JEFFREY D. YORK

*

ELK II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By: *
Name: Steven S. Elbaum Title: Trustee

SLY II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
Name: Steven S. Elbaum Title: Trustee

LENOX CAPITAL GROUP, LLC

By:	*
Name: Robert J. Levenson Title: Managing Member

ROBERT J. LEVENSON

*

*By:	/s/ Chad Richison Chad Richison Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 12, 2015).

99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014)

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed		Price Per Share	Description of Transaction
1/21/2015	Shannon Rowe	—	200,000	(1)	$21.15	Sale to underwriters in connection with the secondary offering
1/21/2015	SR-EGI, Inc.	—	200,000		$21.15	Sale to underwriters in connection with the secondary offering
1/21/2015	Robert J. Levenson	—	64,000		$21.15	Sale to underwriters in connection with the secondary offering
1/21/2015	Lenox Capital	—	20,000		$21.15	Sale to underwriters in connection with the secondary offering

(1)	Represents shares of Common Stock owned by SR-EGI, Inc.